Sub-Item 77D:  Policies
with respect to
securities investments
Effective December 28,
2011, the Old Mutual
Analytic Fund?s (the
?Fund?) restriction on
selling securities short
was revised to permit
the Fund to sell a
security short so long
as the market value of
such security sold short
does not exceed 3% of
the Fund?s net asset
value.  The previous
restriction was 2%.